CERTIFICATE OF QUALIFIED PERSON

As an author of the preparation of parts the report entitled Technical Report Update on the Las Cristinas Project Bolivar State, Venezuela prepared for Crystallex International Corporation and dated November 7, 2007, I hereby state:

1. My name is Henri Pilakani Sangam and I am employed by SNC-Lavalin Engineers & Constructors Inc. at 2200 Lake Shore Blvd., Toronto, Ontario Canada.

2. I am practicing as a professional engineer registered with Professional Engineers Ontario.

3. I received a BEng from the civil engineering program at the Université du Benin, Lomé, Togo in 1989, a B.Sc.A. and a M.Sc.A. (Geotechnical) from the Université de Moncton, Moncton, NB in 1994 and 1996, respectively, and a Ph.D. (Geo-environmental) program at from The University of Western Ontario, London, ON in 2001.

4. I have over 16 years of experience in an engineering consulting environment, research and academic work.

5. I am a "qualified person" as that term is defined in National Instrument 43-101 (Standard of Disclosure for Mineral Projects).

6. I last personally visited the Las Cristinas property in July, 2005.

7. I am responsible, in part, for the preparation of the Waste Rock Dumps and Ore Stockpiles and TMF Design sections (19.3.2, 19.3.4) of the technical report titled Technical Report Update on the Las Cristinas Project Bolivar State, Venezuela prepared for Crystallex International Corporation and dated November 7, 2007, relating to the Las Cristinas property in Venezuela

8. I am not aware of any material fact or material change with respect to the subject matter of the Report, which is not reflected in the Report, the omission of which would make the Report misleading.

9. I am independent of Crystallex International Corporation pursuant to section 1.5 of the Instrument.

10. I do not have nor do I expect to receive a direct or indirect interest in the Las Cristinas property of Crystallex International Corporation and I do not beneficially own, directly or indirectly any securities of Crystallex International Corporation or any associate or affiliate of such company.

11. I have read National Instrument 43-101 and Form 43-101F1, and Sections 19.3.2 and 19.3.4 of the technical report titled Technical Report Update on the Las Cristinas Project Bolivar State, Venezuela prepared for Crystallex International Corporation and dated November 7, 2007 have been prepared in compliance with that instrument and form.

Dated at Toronto, Ontario on the November 7th, 2007.

H. Sangam

Dr. Henri P. Sangam, P. Eng.
Senior Geo-Environmental Engineer